Exhibit 99.1

Goldcorp Announces Sale of Wharf Mine

TSX: G
NYSE: GG

(All Amounts in U.S. dollars)

VANCOUVER, Jan. 12, 2015 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) announced today that a subsidiary of Goldcorp has entered into a definitive stock purchase agreement (the "Agreement") whereby it will sell its 100% interest in the Wharf mine in Lead, South Dakota to Coeur Mining, Inc. (NYSE: CDE).  Under the Agreement, Goldcorp will receive total consideration of $105 million in cash, subject to certain closing adjustments.

"This divestiture of Wharf will unlock additional value for Goldcorp shareholders and demonstrates our commitment to focusing on the core assets within our portfolio," said Chuck Jeannes, President and Chief Executive Officer of Goldcorp. "We thank the team at Wharf for their commitment and dedication and we wish them continued success as part of Coeur Mining.  We will work closely with the team at site to ensure a smooth transition."

The agreement is subject to United States antitrust approval and other customary closing conditions and is expected to close by the end of the first quarter of 2015.

Goldcorp is one of the world's fastest growing gold producers.  Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the anticipated closing of the sale of Goldcorp Inc.'s  interest in the Wharf Mine, including satisfaction of the closing conditions and the timing of such closing.  These forward-looking statements can be identified by the use of forward-looking terminology such as the term "expected".

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the completion of the transaction and timing of the anticipated closing to be materially different from the statements implied in this news release.  Such assumptions include the satisfaction of various closing conditions set out in the agreement between the parties.   Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the timing of closing to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the satisfaction of closing conditions; integration of acquisitions; risks related to current global financial conditions; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2013 available at www.sedar.com.  Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date.  Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

SOURCE Goldcorp Inc.

%CIK: 0000919239

For further information: Jeff Wilhoit, Vice President, Investor Relations, Goldcorp Inc., Telephone: (604) 696-3074, Fax: (604) 696-3001, E-mail: info@goldcorp.com, www.goldcorp.com

CO: Goldcorp Inc.

CNW 17:48e 12-JAN-15